March 17, 2008

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Phoenix Companies, Inc.
Additional Definitive Soliciting Materials filed on March 13, 2008
File No. 001-16517

Dear Mr. Duchovny:

On behalf of The Phoenix Companies, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 14, 2008 (the “Comment Letter”) relating to the above-referenced letter to the Company’s shareholders filed on March 13, 2008 (the “Shareholder Letter”).

For your convenience, the responses set forth below have been organized in the same manner in which the Staff’s Comment Letter was organized. Copies of this response letter are being filed simultaneously with the Commission.

The Phoenix Companies, Inc.

March 17, 2008

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for the following:

•	your disclosure in the first bullet point on page 2 with respect to State Farm’s concerns and its intent to vote for your nominees

This statement in our Shareholder Letter is directly supported by State Farm’s press release, dated on March 3, 2008, in which State Farm publicly stated that it “intends to vote in favor of the director nominees recommended by the Phoenix Board of Directors” and that “[a]ny key leadership changes could negatively impact the stability in the alliance between the two companies.” The State Farm press release is attached hereto as Exhibit A and is incorporated by reference. The Company filed this release as additional proxy soliciting materials on March 14, 2008.

•	your disclosure in the third bullet point on page 2 regarding Oliver Press’s disclosure being misleading;

We have set forth on Exhibit B hereto, which is incorporated herein by reference, the factual support, on an item by item basis, for the statements made in the third bullet on page 2 of the Shareholder Letter.

•

your disclosure on page 3 that electing Oliver Press’s nominees “may negatively impact the business at a critical time for your company, and may derail our progress toward our ambitious goals on your behalf.” In this respect, we note that the Oliver Press nominees would constitute a minority on your board of directors and would be unable, without the support of continuing directors, to implement unilateral changes to your policies or operations.

This is a critical period for the Company as it has made difficult decisions over the past few years and believes it is now positioned for future growth as a result of several ongoing key initiatives, including executing the previously announced spin-off of the asset management business, unlocking value from the closed block of participating insurance policies and expanding its Life and Annuity Business through various strategic partnerships, most notably State Farm. We respectfully submit to the Staff that although Oliver Press’s nominees will constitute almost a quarter of the Company’s Board, they will nevertheless still serve as Board members and thus have the ability to influence the direction of the Company, including its policies and operations. Furthermore, given that Oliver Press seeks to change the Board’s strategic direction, including “aggressive” steps to cut costs and “restructure” the balance sheet, the Company believes the presence of Oliver Press’s nominees may create a divisive relationship among the members of Board and thereby negatively impact the ability of the Board to function effectively. This

The Phoenix Companies, Inc.

March 17, 2008

possibility will only be exacerbated by virtue of Oliver Press having questioned the independence of the Board and by the risk that Oliver Press may use the platform of Board membership to attack the Board’s policies publicly. In particular, we have been incurring such costs, which Oliver Press is seeking to cut, in order to sustain growth initiatives with key business partners. Such attacks create substantial uncertainty in the minds of the Company’s policyholders, and among those with whom we maintain business relationships and strategic partnerships, as to the direction of the Company. In this regard, State Farm’s press release (referred to in the first bullet above) fully supports this assertion. State Farm has stated: “A key to the alliance’s on-going success is stability and continuity in both the service and products provided by Phoenix to State Farm’s distribution system. Our ongoing confidence in the current Phoenix management structure is based in large part upon their understanding of this issue and how their actions have demonstrated the ability to meet our expectations. Any key leadership changes could negatively impact the stability in the alliance between the two companies.” (emphasis added). The State Farm business currently represents approximately 30% of the Company’s sales and, as the Company has publicly disclosed, State Farm sales are expected to grow from $50 million to $100 million by 2010. We believe that it is reasonable that the concerns of State Farm may also be felt by other strategic partners and our policyholders. Accordingly, a divisive and public fight at the Board level could negatively impact the confidence that the Company’s strategic partners and policyholders have in the direction of the business, including their willingness to continue to work with the Company to pursue initiatives that the Company believes are essential to its future growth and success.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call myself (at 212-455-2583) or Brian Gingold (at 212-455-2461) of Simpson Thacher & Bartlett LLP, if you wish to discuss the Company’s responses to the comment letter.

Very Truly Yours,

/s/ John G. Finley

John G. Finley

EXHIBIT A

On March 3, 2008, State Farm issued the following press release:

State Farm® Announces Intent to Vote in Favor of Management of Phoenix Companies Inc. ®

Bloomington, Ill., March 3 /PRNewswire/ — In light of the magnitude of business dealings between State Farm and the Phoenix Companies, Inc. (“Phoenix”), State Farm deemed it appropriate to distribute this News Release in advance of the May 2, 2008 annual meeting of the Phoenix shareholders.

State Farm has a strategic alliance with Phoenix to distribute advanced market life insurance products. This alliance has been operating since 2001. A key to the alliance’s on-going success is stability and continuity in both the service and products provided by Phoenix to State Farm’s distribution system. Our ongoing confidence in the current Phoenix management structure is based in large part upon their understanding of this issue and how their actions have demonstrated the ability to meet our expectations. Any key leadership changes could negatively impact the stability in the alliance between the two companies.

State Farm intends to vote in favor of the director nominees recommended by the Phoenix Board of Directors.

State Farm® insures more cars and homes than any other insurer in the U.S., is the leading insurer of watercraft and is also a leading insurer in Canada. State Farm’s 17,000 agents and 68,000 employees serve over 76 million auto, fire, life and health policies in the United States and Canada, and more than 1.7 million bank accounts. State Farm Mutual Automobile Insurance Company is the parent of the State Farm family of companies. State Farm is ranked No. 31 on the Fortune 500 list of largest companies. For more information, please visit statefarm.com ® or in Canada statefarm.ca®.

* * * *

IMPORTANT INFORMATION REGARDING THE SOLICITATION AND

PARTICIPANTS THEREIN

In connection with its 2008 Annual Meeting, The Phoenix Companies, Inc. has filed a definitive proxy statement, BLUE proxy card and other materials with the U.S. Securities and Exchange Commission. The Phoenix Companies, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with our upcoming annual meeting and the notice we received from one of our shareholders. Information regarding the special interests of the directors and executive officers in the proposals that are the subject of the meeting is included in the proxy statement that we have filed.

The Phoenix Companies, Inc.’s shareholders are strongly advised to read the proxy statement filed in connection with the annual meeting carefully before making any voting or investment decision, as it contains important information. Shareholders are able to obtain this proxy

A-1

statement, any amendments or supplements to the proxy statement, along with the annual, quarterly and special reports we file, for free at the Web site maintained by the Securities and Exchange Commission at www.sec.gov or at our Web site at www.phoenixwm.com, in the Investor Relations section. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, Morrow & Co., LLC, toll-free at (800) 414-4313. Banks and Brokers may call collect at (203) 658-9400.

A-2

EXHIBIT B

Set forth below are the details supporting the Company’s statements, on an item by item basis as they appear, in the third bullet on page 2 of the Shareholder Letter regarding Oliver Press’s misleading disclosure in its preliminary proxy statement filed on March 7, 2008 and amended on March 13, 2008 (the “OP Preliminary Proxy Statement”) as well as the letter Oliver Press mailed to the Company’s shareholders on or about March 10, 2008 (the “OP Fight Letter”).

(1)	Oliver Press has “understate[d] share ownership for members of the Board and management.”

On page 3 of the OP Fight Letter, Oliver Press indicated that “the current Board and senior executives of Phoenix – including CEO Dona Young – collectively own barely half of one percent of the stock of the Company.” In making this statement, Oliver Press has focused solely on these individuals’ ownership of common stock and completely ignored Rule 13d-3(d) of the Exchange Act and Item 403(b) of S-K, which require disclosure of options and RSUs that can be acquired within 60 days. If Oliver Press had calculated the ownership interests according to the correct Rules, then it would have been required to report that the current Board and the named executive officers own approximately 1.1% of the outstanding shares of the Company’s common stock, as reflected on page 69 of the Company’s proxy statement. This amount does not even take into account all of the Company’s other senior executives. Oliver Press’s erroneous calculations and false report improperly reflects the true ownership interests of the Board and top executives and, therefore, provides inaccurate and misleading information to the Company’s shareholders.

(2)	Oliver Press has “inflated contractual change in control payments.”

On pages 5 and 6 of the OP Preliminary Proxy Statement and page 3 of the OP Fight Letter, Oliver Press states that Dona Young, Phoenix’s Chief Executive Officer, has a “walk-away payout that now provides $49 million that would be payable in the event of a change of control.” (emphasis added). This statement is misleading and leaves a false impression. The $49 million figure Oliver Press cites incorporates both (a) Ms. Young’s deferred compensation and other payments, and (b) Ms. Young’s change of control payments. Under the first category, Ms. Young is entitled to approximately $9 million in earned compensation and approximately $13 million in earned retirement benefits that would be due to her regardless of a change in control. Oliver Press falsely leads the shareholders to believe that the full amount of the $49 million payment is triggered by a change of control as an additional incremental payment. This is not the case and thus is misleading.

Although Oliver Press may point to the fact that on both page 6 of the OP Preliminary Proxy Statement and page 3 of the OP Fight Letter they have inserted a footnote setting forth each of the programs that are included in this figure, this footnote is insufficient to overcome the misleading nature of this statement. First, Oliver Press fails to differentiate in the footnote between change of control payments and payments to which Ms. Young is already entitled even in the absence of a change in control. Second, we believe that Oliver Press has used a footnote, as opposed to textual disclosure, because Oliver Press anticipates that shareholders will not read the footnote and thus will not understand the true composition of the compensation underlying

B-1

the figures presented in the text of the filings. It is particularly telling that Oliver Press does not insert the footnote the first time they present their misleading information on page 5 of the OP Preliminary Proxy, but rather buries the footnote further back in the disclosure section.

The misleading nature of Oliver Press’s statements in the OP Preliminary Proxy Statement and OP Fight Letter is compounded by Oliver Press’s statements in a press release announcing the mailing of the OP Fight Letter. Specifically, Clifford Press, one of Oliver Press’s principals, refers to a $49 million payment for Ms. Young and then immediately refers to Congressional hearings on executive compensation issues, suggesting that this would fall within the ambit of the Congressional investigations. This statement is materially misleading and highlights the harm that is caused by Oliver Press’s misrepresentations in its proxy materials.

(3)	Oliver Press is “mischaracterizing the company’s non-qualified requirement plan.”

Oliver Press falsely claims, on pages 5 of the OP Preliminary Proxy Statement and page 3 of the OP Fight Letter, that the Company’s supplemental pension plans (the “SERP”) is for senior executives and that such senior executives would be entitled to a $141 million payment. This statement gives the impression that a few top executives will be sharing in a $141 million payout and is patently wrong. As the Company has repeatedly advised Oliver Press, and has indicated in the third bullet on page 2 of the Shareholder Letter, most of the participants in the SERP are retired employees and other individuals who are not “senior executives” of Phoenix. The composition of participants in the SERP is also contained on page 34 of the Company’s proxy statement, which was publicly available prior to the filing of the OP Preliminary Proxy Statement and the OP Fight Letter.

The SERP (and its outstanding balance of approximately $141 million as of December 31, 2007) includes balances owed to retirees and terminated employees who have vested rights in such future payments. In fact, 60% of the SERP’s outstanding balance (or approximately $84 million) relates to payments owed to retirees and terminated employees. The remaining balance of approximately $56 million is for active employees, not simply “senior executives”. In fact, there are 132 active employees covered by the plan, and only 27 of these employees are at the level of Senior Vice President and above. Of the 27 employees, only 6 are deemed to be “executive officers” for SEC purposes. Nowhere in Oliver Press’s disclosure do they even allude to the fact that individuals other than senior executives are entitled to payments under the plan, even though they have been repeatedly advised of the correct facts. Oliver Press repeats the same misstatements in their March 10, 2008 press release.

B-2